FORM 5
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Pubic Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

___  Check box if no longer
subject to Section 16.
Form 4 or Form 5 obligations
may continue. See Instruction
1(b).

1.       Name and Address of Reporting Person

         Donald L. Delaney
         601 Simons Drive
         Missoula, MT 59803

2.       Issuer Name and Ticker or Trading Symbol

         Intrepid Technology & Resources, Incorporated fka Iron Mask Mining Co.

3.       IRS or Social Security Number of Reporting Person (Voluntary)

         ###-##-####

4.       Statement for Month/Year

         June, 2002

5.       If Amendment, Date of Original (Month/Year)


6.       Relationship of Reporting Person to Issuer (Check all applicable)

         X     Director                           ____     10% Owner


               Officer (give title below)         ____     Other (specify below)

Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

Title of Security     Transaction   Transaction   Securities Acquired (A) or Disposed  Amount of         Ownership     Nature of
                      Date          Code          of (D)                               Securities        Form:         Indirect
                      (Month/Day                                                       Beneficially      Direct (d)    Beneficial
                      /Year)                                                           Owned at End      or Indirect   Ownership
                                                                                       of Month          (I)
                                                  Amount     (A)or(D)     Price
Common Stock          4/24/02       S              2,098        D          .10         3,709,800         D
Common Stock          3/4/02        S             10,000        D          .10         3,699,800         D
Common Stock          3/25/02       S              5,000        D          .25         3,694,8000        D
Common Stock          3/26/02       S              5,000        D          .25         3,689,800         D
Common Stock          3/27/02       S              5,000        D          .27         3,684,800         D
Common Stock          4/1/02        S              3,000        D          .31         3,681,800         D
Common Stock          4/1/02        S              7,000        D          .30         3,674,800         D
Common Stock          4/26/02       S             15,000        D          .09         3,659,800         D
Common Stock          5/24/02       S             10,000        D          .07         3,649,800         D
Common Stock          5/24/02       S             10,000        D          .07         3,639,800         D
Common Stock          5/30/02       S              5,000        D          .06         3,634,800         D
Common Stock          5/30/02       S              5,000        D          .06         3,629,800         D
Common Stock          5/31/02       S              5,000        D          .055        3,624,800         D
Common Stock          5/31/02       S              5,000        D          .058        3,619,800         D
Common Stock          5/29/02       S              5,000        D          .07         3,614,800         D
Common Stock          6/11/02       S              7,500        D          .06         3,607,300         D
Common Stock          6/11/02       S              7,500        D          .05         3,599,800         D
Common Stock          6/13/02       S              5,000        D          .031        3,594,800         D
Common Stock          6/13/02       S              5,000        D          .031        3,589,800         D
Common Stock          6/14/02       S              5,000        D          .04         3,584,800         D
Common Stock          6/14/02       S              5,000        D          .035        3,579,800         D
Common Stock          6/24/02       S             11,000        D          .06         3,568,800         D
Common Stock          6/26/02       S             10,000        D          .04         3,558,800         D


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

Title of     Convers    Transacti  Transa   Number of      Date,         Title and   Price of   Number     Owners     Nature
Derivative   ion or     on Date    ction    Derivative     Exercisable   Amount of   Derivati   of         hip of     of
Security     Exercise   (Month/D   Code     Securities     and Date      Underlying  ve         Derivativ  Derivati   Indirect
             Price of   ay/Year)            Acquired (A)   Expriation    Securities  Security   e Security ve         Benefici
             Derivati                       or Disposed    Date                                            Security   al
             ve                             of (D)                                                         Direct     Owners
             Security                                                                                      (D) or     hip
                                                                                                           Indirect
                                                                                                           (I)
                                            (A)     (D)    Date    Expir-  Title  Amount
                                                           Exercis ation          or
                                                           able    Date           Number
                                                                                  of
                                                                                  Shares

None



Explanation of Responses:


                                   /s/ Donald L. Delaney                 8/27/02
                                   ---------------------                 -------
                                **Signature of Reporting Person             Date